UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 17, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐.

This Report on Form 6-K contains a Stock Exchange Announcement dated 17 November 2020 entitled ‘VODAFONE GROUP PLC ⫶ VANTAGE TOWERS CMD’.

RNS NUMBER: 5025F

Vodafone Group Plc ⫶ Vantage Towers CMD

17 November 2020

Vantage Towers Capital Markets Day

Vantage Towers is holding a Capital Markets Day today, for investors and analysts. The event will be hosted by Vivek Badrinath (CEO), Thomas Reisten (CFO) and other members of the senior management team. The Company will, for the first time, present full operational and financial details as well as the significant growth potential for Vantage Towers and its sector as a whole.

•	A leading tower infrastructure company in Europe with c. 68,000 macro sites across 9 countries[1]

•	#1 or #2 tower market share by number of sites in 8 of our 9 markets

•	€680 million[2] aggregated pro forma FY20 adjusted EBITDAaL, comprised of pro forma Consolidated Vantage Towers adjusted EBITDAaL (€523 million) and proportionate share of Infrastrutture Wireless Italiane S.p.A (“INWIT”) CY19 adjusted EBITDAaL (€157 million)

•	H1 FY21 consolidated pro forma adjusted EBITDAaL of €267 million, in line with management expectations

•	Commitments for 7,100 new build macro sites with expected run-rate adjusted EBITDAaL contribution of €130 million by FY27

•	Attractive medium term revenue, adjusted EBITDAaL and RFCF growth outlook supported by new build sites, committed new tenancies and rural white spot coverage obligations underpinning a tenancy ratio target of >1.5x

Vivek Badrinath, Vantage Towers Chief Executive, commented:

“Vantage Towers is now fully operational, with activities in 9 countries, including INWIT, and I am pleased to report a good first set of results as a standalone company.

People and businesses across Europe need more and better connectivity. Vantage Towers is ready to support its customers to satisfy this demand. The growth potential in the towers sector is fueled by the requirement for data as well as the roll out of 5G technology and new and wider network coverage obligations across Europe. These factors will increase the number of tenants renting space on our towers and we have also received firm commitments to build 7,100 new sites for our customers.

With inflation-linked revenue – secured for the long term – from Europe’s leading mobile operator Vodafone and other high-quality investment-grade tenants, and a strong balance sheet, we have a powerful base from which to capture exciting organic and inorganic value accretive growth opportunities.”

A series of on-demand webcasts with supporting presentation materials in relation to the Capital Markets Day will be made available on Vantage Towers’ website (https://www.vantagetowers.com/cmd) and Vodafone Group Plc website (investors.vodafone.com). The on-demand webcasts will be available from 7.00am GMT and will provide further information on the company's strategy and financial outlook. The event will be followed by a live Q&A session from 2.00pm GMT.

1 Including 100% of Greece; closing of merger with Wind Hellas tower assets in Greece pending completion

2 Aggregate of FY20 pro forma consolidated adj. EBITDAaL of €523m and 33.2% share of INWIT CY19 pro forma adj. EBITDA of €157m (including Vodafone estimates for INWIT lease adjustments); please refer to appendix for information on basis of preparation of pro forma financial information

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Vantage Towers ⫶ A leading tower infrastructure company in Europe

Vantage Towers (the “Company”) is one of Europe’s largest and most geographically diversified tower companies, with c. 68,000 macro sites and c. 6,000 micro sites3 (small cells and distributed antenna systems (“DAS”)) across 9 markets. It has the #1 or #2 market position measured by number of sites in 8 of them. The Company has a controlling interest in 8 markets: Germany, Spain, Greece4, Portugal, Czech Republic, Romania, Hungary and Ireland (“Consolidated Vantage Towers”). Vantage Towers will also own a co-controlling interest of 33.2% in INWIT, the #1 tower infrastructure operator in Italy.

	Fully-owned operations
30 September 2020	DE		ES		GR5		CZ		PT		RO		HU		IE		Vantage Towers (exc. IT)		IT6		Vantage Towers (inc. IT)
Macro sites	19.1	k	8.8	k	4.9	k	3.8	k	3.5	k	2.2	k	1.9	k	1.3	k	45.5	k	22.1	k	67.6	k
Tenancy ratio[7]	1.2	x	1.6	x	1.6	x	1.1	x	1.2	x	2.0	x	1.3	x	1.5	x	1.4	x	1.9	x	1.5	x
Market position[8]	#2		#2		#1		#2		#2		#4		#2		#2				#1

Vantage Towers has a well-balanced portfolio of macro sites, which is split between ground-based towers (35% of the total) and rooftop towers (65% of the total). More than half of Vantage Towers’ sites (c. 56% of total) are located in urban and sub-urban locations with beneficial capacity and densification dynamics, while the Company’s rural sites can help mobile operators meet their 5G coverage obligations. Vantage Towers has secured commitments to a significant new build, or build-to-suit (“BTS”), programme of 7,100 sites of which Vodafone has committed to 6,850 macro sites and Wind Hellas has committed to 250 macro sites.

Vantage Towers benefits from long-term contractual commitments with highly rated tenants, which provide resilient, long-term and predictable inflation-linked revenues. Approximately 95% of Vantage Towers’ anchor revenues are generated from investment grade tenants. This includes the anchor tenant master services agreements (“MSAs”) with Vodafone, Europe’s largest mobile operator, contributing c. 83% of the Company’s pro forma FY20 revenues9. In addition, the Company also serves other top tier highly rated customers across all its markets, including Deutsche Telekom, Orange, Telefonica and Telecom Italia.

Vantage Towers also benefits from long-term, network sharing contracts already in place between its major customers in many markets. This ensures that many of its towers form a critical part of the essential consolidated tower grid of at least two of the largest mobile operators in markets including Italy, Spain, Greece, Portugal and Romania. This is a key differentiator that protects Vantage Towers further from potential MNO consolidation and provides it with growth potential from offering space on its leading tower grids to new tenants.

The Company also has over 1,600 non-mobile network operator tenants, such as for public protection and disaster relief, and is targeting growth in this business by bringing new focus and managerial intensity in exploring this market.

Vodafone currently holds a 50% co-controlling shareholding in Cornerstone Telecommunications Infrastructure Limited (“Cornerstone”), the joint venture in the UK which owns 14,300 towers. Subject to reaching a legally binding agreement on a revised MSA with its JV partner, Vodafone intends to transfer this shareholding into Vantage Towers. Based on current market anchor tenancy rates and the attributable cost base in Cornerstone, the estimated FY20 pro forma adjusted EBITDAaL for the 50% share of Cornerstone is expected to be between €50 million and €70 million.

3 1,500 micro sites excluding INWIT

4 Including 100% of Greece; closing of merger with Wind Hellas tower assets in Greece pending completion

5 Including 100% of Greece; closing of merger with Wind Hellas tower assets in Greece pending completion

6 Data represents INWIT’s full portfolio

7 Tenancy ratio represents the total number of tenancies (including two tenancies where both Vodafone and another MNO are active sharing on a site) of Vantage Towers divided by the total number of macro sites

8 Estimated based on total number of macro sites compared to other market participants

9 Represents total revenues excluding pass-through revenue in respect of recharged capital expenditure. Recharged capital expenditure revenue was €0.3m in FY20 and €0.4m in HYFY21

The Company would equity account for its shareholding in Cornerstone and the actual financial contribution of Cornerstone will depend on the agreed terms of any MSA, the future cost base and the finalisation of accounting treatments.

Financial information ⫶ Vantage Towers’ selected pro forma financial information

•	Aggregated FY20 pro forma adjusted EBITDAaL of €680 million, comprised of:

‒	Consolidated Vantage Towers FY20 pro forma adjusted EBITDAaL of €523 million (adjusted EBITDAaL margin of 55%); plus

‒	The Group’s 33.2% share of INWIT[10] CY19 estimated pro forma adjusted EBITDAaL of €157 million

•	Consolidated Vantage Towers FY20 pro forma recurring OpFCF of €494 million (adjusted EBITDAaL less maintenance capital expenditure of €29 million), yielding a cash conversion of 94% (recurring OpFCF over adjusted EBITDAaL)

•	Consolidated Vantage Towers H1 FY21 pro forma adjusted EBITDAaL at €267 million, in line with management expectations

Consolidated Vantage Towers pro forma[11]	FY20 (€m )	H1FY21 (€m )
Revenue (excl. pass through)	945	479
Adjusted EBITDA	814	413
Margin (%)	86%	86%
Depreciation of lease-related right of use assets and interest on leases[12]	(291)	(146)
Adjusted EBITDAaL	523	267
Margin (%)	55%	56%
Maintenance capital expenditure	(29)	(14)
Recurring OpFCF (adjusted EBITDAaL – maintenance capex)	494	253
Cash conversion (Recurring OpFCF / adj. EBITDAaL)	94%	95%
Recurring free cash flow (RFCF)[13]	373	190

Commercial focus ⫶ Clear strategic roadmap with multiple levers of growth

Vantage Towers is well positioned to benefit in each of its markets from the compelling structural growth drivers of increasing data usage, 5G roll-out and coverage obligations. The Company is a commercially driven business with a clear strategy to increase tenancies and deliver growth by leveraging its comprehensive capabilities.

The Company has strong visibility on the drivers of tenancy growth in the medium term with commitments for approximately 13,400 additional net new tenancies from new site builds, committed new tenancies and rural white spot coverage obligations. This includes a commitment from tenants, primarily Vodafone, for 7,100 new macro BTS sites which are expected to contribute an incremental €130 million of run rate adj. EBITDAaL by FY27 (based only on committed tenants at build), representing an attractive incremental return on invested capital, with a high degree of certainty and visibility.

In order to meet its medium term target of in excess of 15,500 new tenancies, Vantage Towers needs to secure an additional 2,100 new tenancies to reach a tenancy ratio of c. 1.5x. The Company already has an identified pipeline14 of opportunities that is multiple times greater than that to support driving a tenancy ratio >1.5x.

10 The 33.2% share in INWIT will be equity accounted

11 See basis of preparation for further information on pro forma adjustments

12 Along with Vodafone Group, Vantage Towers is expected to undertake a lease policy re-assessment once all Vantage Towers assets have been separated, which may result in minor historical restatement

13 See glossary for further definition
14 Opportunities the Company has identified, including current negotiations and future opportunities

The Company also has preferred supplier status with Vodafone for additional deployment requirements. In addition, with its extensive footprint, attractive strategic locations and strong relationships with leading mobile operators, Vantage Towers is well placed to attract new tenants onto its existing towers and to deploy new sites as mobile operators increase their tenancies to meet their coverage and densification requirements.

Growth from the focus on increasing the tenancy ratio is expected to lead to strong growth in cash flow and enhance our return on capital as a result of the high operating leverage in our business. Opportunities also exist to deliver efficiencies by driving best practices and optimising costs across Vantage Towers’ site portfolio, which together will further enhance its return on capital.

Growth outlook ⫶ Key FY21 guidance and medium term targets

Vantage Towers sets out today a clear set of medium term targets reflecting the clear visibility in its business model.

Consolidated Vantage Towers	FY21 PF15	Medium Term Targets[16]
Tenancy Ratio for Consolidated Vantage Towers	~1.38x	>1.50x

Consolidated Revenue (ex. pass-through)	€955–970m	Mid-single digit CAGR

Consolidated Adj. EBITDAaL	€530–540m	High 50s percentage margin

Consolidated RFCF	€375–385m	Mid to high single digit CAGR

There is also further organic growth potential beyond the core. Vantage Towers is already in discussions with customers regarding numerous other services across its markets. These opportunities include Fibre to the Site (“FTTS”), through wholesaling of existing FTTS capacity or investment in new FTTS infrastructure, in-building solutions, outdoor small cells, and IoT, Edge Computing and Smart Cities. These provide opportunities to deploy capital at attractive rates of return.

The Company will also consider strategic M&A opportunities if they enhance shareholder value and meet its investment criteria. These opportunities could include in-market bolt-on opportunities (as demonstrated by the recent acquisition in Greece), expanding Vantage Towers’ capabilities in adjacent segments with high growth potential (such as fibre, small cells and private network deployment), and tower portfolios in new geographies where Vantage can develop leadership positions with high quality anchor tenancies.

Capital structure and dividend policy ⫶ Growth and shareholder returns

	FY21	Policy
Dividend	€280m17	Payout ratio: 60% of RFCF (including dividends from joint ventures18)

Initial Leverage	4.0x Net Financial Debt / Adj. EBITDAaL	Consistent with investment grade credit rating

15 FY21 guidance on pro forma numbers; excluding the UK and before any adjustment for ongoing lease reassessment

16 Medium term guidance on actuals; excluding the UK and before any adjustment for ongoing lease reassessment

17 To be paid following 2021 AGM

18 Subject to the availability of distributable profits (Bilanzgewinn) and legal restrictions with respect to the distribution of profits and available funds

The capital structure and dividend policy will ensure Vantage Towers retains capacity for organic and inorganic growth investments and enable a strong cash distribution policy for shareholders. With a starting leverage of 4x Net Financial Debt / adj. EBITDAaL, Vantage Towers is preserving the strategic flexibility to pursue additional organic and inorganic opportunities, resulting in €1 billion of leverage capacity that can be complemented by the issuance of equity to fund larger opportunities.

This provides Vantage Towers’ shareholders with an attractive mix of flexibility to invest in growth opportunities with attractive incremental return on capital and significant ongoing shareholder distribution.

Separation roadmap ⫶ Moving at pace

Since the announcement of Vodafone's intention to separate its European tower infrastructure operations in July 2019, we have been working hard to create Vantage Towers. The Company has been operationally separate since May 2020, with the full senior management team in place running the day-to-day operations.

We have also recently announced the nomination of Rüdiger Grube as Independent Chairman of the Supervisory Board. Rüdiger Grube brings over 30 years of international executive and non-executive Board experience. Dr. Grube previously had a long career at Daimler across a variety of roles, was CEO of Deutsche Bahn, and was Chairman and non-executive Director of Airbus. He is excited to be nominated as Chairman of the Supervisory Board of Vantage Towers, and is committed to dedicating appropriate time and focus to this role. We are in advanced discussions with additional independent Supervisory Board members, who will be announced in due course.

Basis of preparation

Introduction

The financial information presented above sets out certain summary pro forma consolidated financial results for Vantage Towers for the twelve months ended 31 March 2020 and the six months ended 30 September 2020.

The basis of the pro forma information for the consolidated group reflects the historical results of Vantage Towers (including its operations in Germany, Spain, Greece, Ireland, Portugal, Romania, Hungary and Czech Republic).

The pro forma results of operations are adjusted for the expected financial impact of the separation of the business from Vodafone Group Plc (“Vodafone”). The impact of commercial agreements, including the Master Services Agreements (“MSAs”) and Long Term Agreements (“LTAs”) which have been or are expected to be entered into with Vodafone, together with expected incremental running costs of Vantage Towers, are included as if they had been in place throughout the twelve month period and six month periods respectively.

The pro forma results relating to Vantage Towers Greece are based on the historical results of the tower assets contributed by Vodafone-Panafon Hellenic Telecommunications Company S.A (“Vodafone Greece”) and Wind Hellas Telecommunications SA (“Wind Hellas”) and reflect the commercial arrangements (including the Master Services Agreement) between Vantage Towers Greece, Vodafone Greece and Wind Hellas, and certain expected incremental costs of Vantage Towers Greece on a standalone basis, as if they had been in place for 100% of both businesses throughout the twelve month period and six month period respectively.

In addition, Vantage Towers is expected to hold Vodafone’s equity stake in Infrastrutture Wireless Italiane S.p.A (“INWIT”). Selected financial information in relation to INWIT is set out separately. This investment is classified as an equity accounted joint venture and will therefore not be included in consolidated EBITDA measures for financial reporting purposes.

The financial information presented herein has been neither audited nor reviewed by Vodafone or Vantage Towers’ independent auditors and may be subject to changes.

Pro forma financial information for Consolidated Vantage Towers

Historical financial information for the twelve months ended 31 March 2020

The summary historical financial information used as the basis for the pro forma financial information for the twelve months ended 31 March 2020 contained herein has been prepared by extracting the directly attributable revenues and costs of the infrastructure assets to be included in Vantage Towers from the accounting records of Vodafone. The financial statement line items that can be directly identified are:

•	Revenues from tenants other than Vodafone;

•	Costs which are directly attributable to the tower infrastructure assets, such as energy, maintenance, depreciation of property, plant and equipment (“PPE”) and lease costs recognised under IFRS 16; and

•	The non-current PPE assets and related asset retirement obligations.

The same accounting policies and measurement principles as were applied by Vodafone in preparing its consolidated financial information for inclusion in its Annual Report for the year ended 31 March 2020 have been used for the preparation of the historical financial information, which forms the basis of the pro forma financial information. This includes IFRS 16 “Leases” which was adopted by Vodafone on 1 April 2019.

Historical financial information for the six months ended 30 September 2020

The summary historical financial information used as the basis for the pro forma financial information for the six months ended 30 September 2020 contained herein is derived from the accounting records of the five markets that demerged before or during the period from the following dates:

•	Vantage Towers S.L.U (“Vantage Towers Spain”) – 1 April 2020;

•	Vantage Towers GmbH (“Vantage Towers Germany”) – 25 May 2020;

•	Vantage Towers Limited (“Vantage Towers Ireland”) – 1 June 2020;

•	Vodafone Towers Portugal S.A. (“Vantage Towers Portugal”) – 16 July 2020; and

•	Vantage Towers s.r.o. (“Vantage Towers Czech Republic”) – 1 September 2020.

The post-demerger financial information has been combined with historical results for the pre-demerger periods in the above markets, and historical results for the full period for Vantage Towers Hungary, Vantage Towers Romania and Vantage Towers Greece. This historical financial information has been prepared by extracting the directly attributable revenues and costs of the passive infrastructure to be included in Vantage Towers from the accounting records of Vodafone (and Wind Hellas in the case of Greece).

Pro forma adjustments

Pro forma financial adjustments have then been made to present what the material effects of the separation of Vantage Towers from Vodafone would have had on the historical financial information if Vantage Towers had existed in the structure set out in the introduction above, for the twelve months ended 31 March 2020 and for the six months ended 30 September 2020. The main adjustments that have been made in preparing the pro forma financial information arise from:

•	Revenue from Vodafone based on the terms of the relevant MSA that are/will be in place for each market. This adjustment includes the anchor tenant rental income from Vodafone.

•	Costs required to run Vantage Towers on a standalone basis. This adjustment includes charges for local Vodafone markets, such as maintenance and other support services, and group services and other contractual arrangements covering, inter alia, maintenance and insurance costs.

•	Employment and other general and administrative costs.

The adjustments set out above are based on the commercial arrangements that have been or are expected to be entered into between Vantage Towers and other members of the Vodafone group, and with Wind Hellas in Greece, and the expected future costs of Vantage Towers, and are subject to potential change. These changes might result from amendments to the proposed portfolio of assets and equity investments to be held by Vantage Towers, the scope and pricing of services supplied by Vantage Towers, the actual incremental costs of Vantage Towers, changes to accounting policies and related estimates and other potential business developments. The pro forma results exclude any one-off costs in relation to the separation of Vantage Towers from Vodafone.

Along with Vodafone Group, it is expected that Vantage Towers will reassess the IFRS 16 lease term for its head leases once all Vantage Towers assets have been separated. This may result in minor historical restatement of the pro forma depreciation of lease-related right of use assets and interest on leases.

Summary historical financial information for INWIT

Vodafone owns a 33.2% stake in INWIT, which it intends to transfer into Vantage Towers. This stake will be equity accounted by Vantage Towers. The merger of Vodafone Towers Srl (“Vodafone Towers Italy”) and INWIT was effective from 31 March 2020 (the “INWIT Transaction”) and as such INWIT did not contribute to Vodafone’s results for the year ended 31 March 2020.

The financial information presented in respect of INWIT for the 12 months ended 31 March 2020 is directly extracted from the INWIT prospectus dated 10 June 2020, is based on INWIT’s accounting policies and is prepared in accordance with EU-IFRS and with the legal and regulatory provisions in force in Italy (in particular, the measures adopted in implementation of Section 9 of Italian Legislative Decree no. 38 of 28 February 2005). Lease costs have been derived from the INWIT prospectus and INWIT’s CY19 Annual Report and is therefore based on INWIT’s accounting policies.

The pro forma income statement in the INWIT prospectus represents INWIT's financial performance for the 12 months ended 31 December 2019 combined with the Vodafone Towers Italy carve out financial information and adjusted to reflect the performance of the combined group as though the INWIT Transaction had taken place as at 1 January 2019. The pro forma adjustments include adjustments to reflect the MSA between Telecom Italia S.p.A. (“TIM”), Vodafone Italia S.p.A. (“Vodafone Italy”) and INWIT, as if it had been in place for the full year presented, and adjustments to align the Vodafone Towers Italy carve out financial information to INWIT’s accounting policies and adjustments for one-off and standalone costs. As a joint venture the results of INWIT will be equity accounted for by Vantage Towers. The financial information presented in respect of INWIT for the six months ended 30 September 2020 is directly extracted from the INWIT Q3 2020 results announcement as the sum of INWIT’s Q2 and Q3 results, based on INWIT’s accounting policies.

KPIs and financial terms

A number of Alternative Performance Measures (“APMs”) are presented in this announcement, which are used in addition to IFRS statutory performance measures. These APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

Adjusted EBITDA is defined as operating profit before depreciation on lease-related right of use assets and interest on leases, depreciation, amortisation and gains/losses on disposal for owned fixed assets, and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL is defined as operating profit, less capital expenditure recharge revenue and after depreciation on lease-related right of use assets and interest on leases, but excluding depreciation, amortisation and gains/losses on disposal for owned fixed assets, and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Capital expenditure recharge revenue represents direct recharges to tenants of capital expenditure in connection with upgrades to existing sites.

Aggregated adjusted EBITDAaL represents adjusted EBITDAaL for the Consolidated Vantage Towers operations, plus Vodafone’s ownership share of the adjusted EBITDAaL of INWIT. The results of INWIT will be equity accounted by Vantage Towers.

Recurring operating free cash flow (“OpFCF”) is adjusted EBITDAaL less maintenance capital expenditure.

Maintenance capital expenditure represents capital expenditure required to maintain and continue the operation of the existing tower network and other passive infrastructure. For the avoidance of doubt, maintenance capital expenditure excludes capital investment in new sites or other growth initiatives and should not be taken to be indicative of the total future investment requirement of Vantage Towers.

Recurring free cash flow (“RFCF”) is recurring OpFCF less taxation, interest and changes in operating working capital. For the pro forma results, pro forma income statement taxation and interest have been used as a proxy for cash paid as no pro forma cash flow has been prepared.

Tenancy ratio represents the total number of tenancies (including both Vodafone and another MNO where there is existing active sharing on a site) of Vantage Towers divided by the total number of towers.

Glossary

“Active Equipment”	the customers’ equipment used to receive and transmit mobile network signals.

“BTS”	build-to-suit and corresponds to committed new build site programs and related services that have been contracted with different clients, including ad-hoc capital expenditure which might be required.

“CAGR”	compound annual growth rate.

“Company”	Vantage Towers.

“Consolidated Tower Grid”	the combination of the mobile network of two or more operators which are sharing both physical infrastructure (i.e. macro sites) and the communication equipment placed on the macro sites.

“Consolidated Vantage Towers”	the European tower infrastructure business in Germany, Spain, Greece, Portugal, Romania, Czech Republic, Hungary and Ireland in which Vantage Towers has, or is planned to have, a controlling interest.

“DAS”	distributed antenna system, which is a network of spatially separated antenna nodes connected to a common source via a transport medium that provides wireless service within a geographic area or structure.

“FTTS”	Fibre to the Site, which refers to the optical fibre connection to transmit the high-frequency signal from the macro or micro site to the rest of the mobile network.

“INWIT”	Infrastrutture Wireless Italiane S.p.A.

“IoT”	Internet of Things, the interconnection of uniquely identifiable embedded computing devices within the existing internet infrastructure.

“JV”	Joint Venture.

“Macro sites”	the physical infrastructure, either ground-based (“Ground Based Tower” or “GBT”) or located on the top a building (“Rooftop Tower” or “RTT”) where communications equipment is placed to create a cell in a mobile network.

“Micro sites”	indoor / outdoor smalls cells, repeater sites, mobile sites and distributable antenna system.

“MNO”	mobile network operator.

“MSA”	master services agreement.

“Passive Infrastructure”	an installation comprising a set of different elements located at a Site and used to provide support to the Active Equipment.

“Physical tenancy”	the installation of Active Equipment on a Site.

“Site”	the Passive Infrastructure on which Active Equipment is mounted as well as its physical location.

“Small Cells”	low-powered radio access nodes used in the completion of macro cells and in areas of high traffic concentration.

“White Spot”	a specific geographical location where no mobile operator has network coverage.

Forward-looking statements

This report contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Company’s results of operations, financial condition, liquidity, prospects, growth and strategies. Forward-looking statements include, but are not limited to, statements regarding objectives, targets, strategies, outlook and growth prospects, including guidance for the financial year ending March 31, 2021, medium-term targets, the growth of the microsite portfolio and revenue therefrom, tenancy targets and the tenancy pipeline; run-rate adjusted EBITDAaL contributions from new build site commitments; the Company’s capital structure and dividend policy; future plans, events or performance, including the transfer of Vodafone’s 50% interest in Cornerstone, Cornerstone’s estimated pro forma adjusted EBITDAaL contribution to the Company, new site builds, committed new tenancies and rural white spot coverage obligations; economic outlook and industry trends.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "will", "could", "may", "should", "expects", "intends”, “prepares" or "targets" (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Vodafone Group, including any member of Vantage Towers, or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this announcement. Subject to compliance with applicable law and regulations, neither Vodafone nor Vantage Towers intend to update these forward-looking statements and do not undertake any obligation to do so.

Important Information

This announcement is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation of such jurisdiction or which would require any registration or licensing within such jurisdiction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction. This announcement does not constitute an offering of securities or otherwise constitute an invitation or inducement to any person to underwrite, subscribe for or otherwise acquire or dispose of securities in any company within the Vodafone Group, including, for the avoidance of doubt, any company within Vantage Towers.

This announcement contains certain summary pro forma financial information of Vantage Towers for the financial year ended 31 March 2020 and for the six months ended 30 September 2020 (together, the “PF Financial Information”) as well as financial information from INWIT. For a description of the basis of preparation of the PF Financial Information, please see "Basis of Preparation" above. The PF Financial Information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and does not, therefore, represent Vantage Towers' actual results of operations. Such information may not, therefore, give a true picture of Vantage Towers' results of operations nor is it indicative of its results. The PF Financial Information is subject to change.

This announcement also contains non-IFRS financial information which Vodafone's and Vantage Towers' management teams believe is valuable in understanding the performance of Vantage Towers. For a description of this information, please see “KPIs and financial terms” above. In this document, the Company utilises certain alternative performance measures, including but not limited to revenue (excluding pass through revenue), adjusted EBITDA, adjusted EBITDAaL, aggregated adjusted EBITDAaL, recurring OpFCF and RFCF, that in each case are not recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures are presented as the Company believes that they and similar measures are widely used in the markets in which it operates as a means of evaluating a company’s operating performance and financing structure. They may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS or other generally accepted accounting principles, nor should they be considered as substitutes for the information contained in the financial statements included in this document.

This announcement does not purport to contain all information required to evaluate the Company and/or its financial position. Financial information in this announcement is preliminary and unaudited and certain financial information (including percentages) has been rounded according to established commercial standards. In addition, the Company is currently still in the process of establishing capital markets readiness by expanding the scope of management reporting, financial accounting as well as forecasting and budgeting processes through the hiring and training of additional resources and rolling out market standard policies and procedures. As a result, some of the financial and/or operational information set forth in this announcement remains subject to change and/or completion. Certain market positioning data about Vantage Towers included in this announcement is sourced from third party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the fairness, quality, accuracy, relevance, completeness or sufficiency of such data. Such research and estimates, and their underlying methodology and assumptions, have not been verified by any independent source for accuracy or completeness and are subject to change without notice. Accordingly, Vodafone and Vantage Towers expressly disclaim any responsibility for, or liability in respect of, such information and undue reliance should not be placed on such data.

References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. References to Vantage Towers are either a reference to a member of the group of entities and investments comprising Vodafone's European towers business as described in this announcement, or to the group as a whole, depending on the context and unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and The future is exciting. Ready? are trade marks owned by Vodafone. Vantage Towers is a trade mark owned by Vantage Towers. Other product and company names mentioned herein may be the trade marks of their respective owners.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 17, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary